SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Banco Santander, S.A.

Item

1	Press release dated July 10, 2014.

Press Release

Banco Santander partners with CNP

to build up its insurance business

•	CNP acquires a 51% stake in the insurance companies that service Santander’s consumer finance unit, which will distribute on an exclusive basis the range of products sold to Santander Consumer Finance customers in several countries where it operates.

•	The agreement values the insurance companies at EUR 568 million.

•	The transaction, which is expected to close before the end of the year, will generate a net capital gain for Grupo Santander of 250 million.

Madrid, July 10, 2014. Banco Santander and CNP have reached a definitive agreement by which the French insurance company will acquire a 51% stake in the three companies that service Santander’s consumer finance unit (SCF) and which are based in Ireland. Under the terms of the agreement, SCF will distribute on an exclusive basis the whole range of products sold to SCF customers in several countries where it operates, including Germany, Spain and the Nordic countries.

The agreement, which is subject to the relevant regulatory authorizations, values the insurance companies, which distribute life and non-life products through SCF, at EUR 568 million. The transaction, which is expected to close before the end of the year, will generate a net capital gain for Grupo Santander of EUR 250 million, which will be fully used to strengthen the balance sheet.

CNP is a major European life insurer, with around EUR 28 billion of premiums. It is the leader in France while also having a growing international business, with operations in Brazil, Italy and Spain among other countries.

The partnership will enable SCF to boost its future insurance business and will deliver better products and quality of service for customers, thanks to CNP’s long track record and expertise in the insurance business, particularly in credit insurance and payment protection.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 10, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President